VIA EDGAR

December 23, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted November 6, 2024
CIK No. 0002025774

Dear Mr. Danberg:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 22, 2024 (the “Comment Letter”) with respect to the Amendment No. 4 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission on November 6, 2024 (“Amendment No. 4”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in Amendment No.4 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

The Company has revised the Amendment No.4 in response to the Staff’s comments and is concurrently submitting a Registration Statement on Form F-4 (“Form F-4”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 4 to Draft Registration Statement on Form F-4

Question: What happens if the Business Combination is not consummated?, page 24

1.	Please revise to update your disclosure here and throughout with respect to the deadline to complete the initial business combination

Response: In response to the Staff’s comment, we revised our disclosure on page 24 and throughout the Form F-4 to update the disclosure with respect to the deadline to complete the initial business combination.

Background of the Business Combination, page 119

2.	We note your response to comment three. Given the limited actual revenues for Alps for the year ended March 31, 2024 of only $2.4 million compared to projected fiscal year 2025 revenues of $13.6 million, we would expect more detailed disclosures regarding the basis for such significant revenue growth assumptions. Please specifically address the following:

• The majority of projected revenues appear to be associated with the NK Cell, Car-T and blood testing segments for which Alps has yet to commence operations as of March 31, 2024. The disclosures indicate that the respective projected revenues have been determined based on Alps’ management assessment of the current market outlook and future strategic business plans. Please give better insight as to the basis for management’s assessment, including what specific information was used and any significant estimates and assumptions used to arrive at projected revenues based on this information. Please also disclose whether Alps has subsequently started these operations;

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in response to the Staff’s comment on pages 122 and 123 of Form F-4. The Registrant respectfully notes that the projections were prepared and provided to the Company on January 23, 2024, and therefore reflect the information and assumptions available as of that date.

Furthermore, as of March 31, 2024, Alps has not commenced operations for its Car-T, NK Cells and blood testing segments. We have disclosed accordingly on page 123 of the Form F-4.

• In terms of regulatory approval, we note that Alps assumes that its NK Cell, Car-T and Mesenchymal Stem Cells treatments can be utilized in the Malaysian market under compassionate use, pending regulatory approval. Please disclose your basis for assuming that these treatments can be utilized under compassionate use as well as the current status of the pending regulatory approval. Specifically clarify whether the entire current revenue projection is based on compassion use, and if not, revise to disclose your projected regulatory approval built in the model; and

Response: We acknowledge the Staff’s comments and would like to clarify that the Company assumes that its NK Cell, Car-T, and Mesenchymal Stem Cell treatments can be utilized under compassionate and/or investigational use. To date, the National Pharmaceutical Regulatory Agency (“NPRA”) has not promulgated any written notice to challenge such use of cell and gene therapy products (“CGTPs”) under such conditions. At present, Alps is of the view that its NK Cell, Car-T, and Mesenchymal Stem Cell treatments fall within the scope of CGTPs.

Alps’ assumptions regarding the utilization of CGTPs are based on its current understanding and interpretation of applicable regulations. Alps intends to ensure continuous compliance to the changing legal and regulatory framework applicable to CGTPs.

As such, we have revised the disclosure on the risk factor on page 59 of Form F-4 accordingly.

In response to the Staff’s comment regarding the status of the pending regulatory approval, the Company wish to reiterate the disclosure on page 173 of Form F-4 and clarifies that the application for regulatory approval to NPRA and/or other relevant governmental authorities as a registered product is underway. The following outlines the current status of the respective pipelines. For the avoidance of doubt, the regulatory approval process is contingent upon fulfilling all necessary regulatory requirements.

No	Pipeline	Current Phase
1.	Natural Killer (“NK”) Cell Therapy–MyImmune	The POC for NK cell therapy comprises of discovery, optimization, and process validation phase. Celestialab has completed the optimization phase, which aimed at culturing NK cells to achieve high-yield and high-purity. Currently Celestialab is preparing to commence the process validation phase, which will include the completion of consecutive process replication and media-fill tests.

2.	Chimeric Antigen Receptor (“CAR”)-T Cell	Celestialab has concluded the discovery phase of its POC, identifying (i) CD19, (ii) CD20, or (iii) dual targeting of CD19 and CD22, as key targets for B-cell acute lymphoblastic leukemia and B-cell lymphoma. Celestialab is now preparing to start the optimization phase, which will include creating plasmid DNA (“pDNA”) templates.

3.	Diabetes – MYCELEST	Celestialab is completing the preclinical studies phase for MYCELEST and is currently preparing the preclinical data for submission of the dossier application to the NPRA.

Based on the above discussion, the regulatory application process for these products is separate from the ongoing utilization of CGTP treatments under compassionate and/or investigational use. Therefore, the Company wishes to inform the Staff that the current revenue projections are based on the assumption that its NK Cell, Car-T, and Mesenchymal Stem Cell treatments can be utilized under compassionate and/or investigational use.

• The table at page 132 for actual revenue track records for the fiscal years ended March 31, 2021, 2022, 2023, and 2024 appears to have omitted some revenue components in at least FY2023. Please ensure the balances presented here agree with your historical financial statements, and/or clearly explain any differences if needed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in response to the Staff’s comment on pages 132 of Form F-4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 236

3.	We note your response to comment seven. Please clearly disclose that you have excluded salaries and payroll costs for employees engaged in research activities from the research expenses component of administrative expenses and instead included them in the payroll costs component. Please also disclose your basis for this presentation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in response to the Staff’s comment. on page 238 of Form F-4. It has not been Alps’ historical practice to track individually, salaries and payroll costs because these expenses are shared across multiple pipelines and Alps does not allocate a specific employee to a specific pipeline. In presenting its Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company assessed the relative significance of individually tracked salaries and payroll costs to specific pipelines. Based on this assessment, the Company determined that it is neither practical nor meaningful to attribute payroll costs to individual pipelines. Additionally, there is no significant link between payroll costs and any specific pipeline. Accordingly, salaries and payroll costs for employees engaged in research activities have been excluded from the research expenses component of administrative expenses and included instead in the payroll costs component.

Note 1. Corporate Information, page F-68

4.	We note your response to comment 11. It remains unclear how you determined that you do not have significant influence in Cilo Sybin given your 40.5% stake, your representation on the board of directors, as well as the other factors noted. We note Cilo Sybin was incorporated for the purpose of being listed as a SPAC to pursue acquisitions of, and investments in, commercial enterprises operating in the biotech, biohacking or pharmaceutical sector. It appears that the primary activities this entity is engaged in at this time are raising capital and identifying a target company. Please tell us what role you have in these primary activities, including what influence you have in the final decision making process. Also tell us who determines the SPAC’s financial and operating policies, if not the board of directors, as indicated in your response.

Response: The Company acknowledges the Staff’s comment, and Alps’ management has conducted a thorough reassessment regarding the investment in Cilo Cybin. Following this critical reassessment, Alps’ management has determined and concluded that Alps has significant influence over Cilo Cybin, and has revised the disclosures on pages F-60 to F-62, F-64, F-65, F-82 to F-83, F-85 and F-100 of Form F-4 accordingly.

Note 13. Related Party Transactions, page F-85

5.	In a similar manner to your response, please further expand your disclosures pursuant to IAS 24.18 to disclose when you expect to settle these amounts and the nature of the consideration to be provided in settlement.

Response: In response to the Staff’s comment, the Company has revised Note 13 to the financial statements on page F-85 of Form F-4.

General

6.	You state in your response to prior comment nine that Alps Life Sciences Inc. is identified and designated as the primary operating company post completion of the Business Combination and that Alps Global Holding Berhad is now a wholly owned subsidiary of Alps Life Sciences Inc. Please revise to describe and identify the management team, including executive officers and directors, of Alps Life Sciences Inc. at effectiveness of the registration statement.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 261 of the Form F-4 to provide clarity.
7.	We note that Globalink’s initial public offering closed on December 9, 2021. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please include disclosure to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.” We also note that you also disclose on page 29 that one of the conditions to consummation of the business combination is the listing by Nasdaq of the PubCo ordinary shares and PubCo warrants and satisfaction of initial and continued listing requirements. Please update your disclosure accordingly.

Response: In response to the Staff’s comment, we included an additional risk factor titled “Our securities were suspended from trading and delisted from Nasdaq on December 17, 2024, following receipt of a delisting determination letter from Nasdaq on December 10, 2024. This could have significant material adverse consequences on us and our securities, including that it will negatively impact our ability to complete a Business Combination, will limit investors’ ability to make transactions in our securities and could subject us to additional trading restrictions” on page 77 of the Form F-4 and revised the cover page and throughout the Form F-4 to disclose that Globalink will be delisted from Nasdaq upon reaching the third anniversary of its IPO.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco